Exhibit 99.1

SHARYLAND UTILITIES, L.P.

Consolidated Financial Statements

June 30, 2018

(Unaudited)

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets

(In thousands)

(Unaudited)

	June 30,	December 31,
Assets	2018	2017
Current Assets
Cash and cash equivalents	$14,733	$25,503
Accounts receivable, net	41,722	55,885
Due from affiliates	15,419	7,096
Inventory	1,844	1,844
Prepayments and other current assets	2,750	3,321
Total current assets	76,468	93,649
Property, Plant and Equipment - net	1,957,877	1,942,393
Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	47,045	44,055
Total Assets	$2,082,490	$2,081,197

Liabilities and Partners' Capital
Current Liabilities
Accounts payable and accrued liabilities	$29,161	$46,515
Short-term borrowing	6,000	—
Current portion of long-term debt	3,493	3,493
Current portion of financing obligation	32,917	29,611
Due to affiliates	28,879	31,615
State margin tax payable	995	1,915
Total current liabilities	101,445	113,149
Long-Term Financing Obligation	1,680,960	1,668,904
Long-Term Debt	153,596	155,342
Regulatory Liabilities	14,875	13,563
OPEB and Other Liabilities	1,889	1,889
Total Liabilities	1,952,765	1,952,847

Commitments and Contingencies
Partners' Capital
General partner	1,246	1,232
Limited partner	128,479	127,118
Total partners' capital	129,725	128,350
Total Liabilities and Partners' Capital	$2,082,490	$2,081,197

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenues - net	$66,160	$82,260	$132,502	$162,798

Operating Expenses
Distribution expense	2	6,426	83	12,846
Transmission expense	3,942	7,903	7,930	15,873
Administrative and general expense	8,592	11,716	18,038	24,492
Depreciation and amortization	11,686	11,096	23,142	22,328
Total operating expenses	24,222	37,141	49,193	75,539
Operating Income	41,938	45,119	83,309	87,259
Other Expense - net
Interest expense - net	(42,136)	(38,390)	(81,319)	(75,583)
Other income - net	48	13	80	26
Tax reimbursements for contribution in aid of construction	—	115	—	188
Total other expense - net	(42,088)	(38,262)	(81,239)	(75,369)

Net (Loss) Income Before Income Taxes	(150)	6,857	2,070	11,890

Income Tax Expense	347	430	695	856

Net (Loss) Income	$(497)	$6,427	$1,375	$11,034

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital

Six Months Ended June 30, 2018

(In thousands)

(Unaudited)

			Total
	General	Limited	Partners'
	Partner	Partner	Capital
Balance at December 31, 2017	$1,232	$127,118	$128,350
Net income	14	1,361	1,375
Balance at June 30, 2018	$1,246	$128,479	$129,725

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended
	June 30,
	2018	2017
Cash flows from Operating Activities
Net income	$1,375	$11,034
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	18,807	21,261
Amortization of deferred costs	4,937	1,670
Allowance for funds used during construction - equity	(58)	—
Changes in assets and liabilities:
Accounts receivable	14,163	(9,022)
Due from affiliates	(8,323)	634
Inventory	—	(464)
Prepayments and other current assets	571	1,986
Deferred charges - regulatory assets and liabilities	(6,296)	1,653
Accounts payable, accrued liabilities and other	(16,231)	4,142
Due to affiliates	(2,736)	(1,314)
State margin tax payable	(920)	(684)
Net cash provided by operating activities	5,289	30,896

Cash flows from Investing Activities
Additions to property, plant and equipment	(4,930)	(3,234)
Net cash used in investing activities	(4,930)	(3,234)

Cash flows from Financing Activities
Proceeds from notes payable	—	997
Proceeds from short-term borrowing	16,000	5,000
Proceeds from short-term borrowing from affiliates	—	10,000
Repayments of notes payable	(299)	(98)
Repayments of short-term borrowing	(10,000)	—
Repayments of short-term borrowing to affiliates	—	(10,000)
Repayments of long-term debt	(1,746)	(1,746)
Repayments of financing obligation	(15,084)	(20,078)
Net cash used in financing activities	(11,129)	(15,925)

Net (decrease) increase in cash and cash equivalents	(10,770)	11,737

Cash and cash equivalents at beginning of period	25,503	12,263
Cash and cash equivalents at end of period	$14,733	$24,000

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

June 30, 2018

(Unaudited)

(1)	Description of Business and Summary of Significant Accounting Policies
(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) is a partnership engaged in providing transmission of electricity throughout Texas. Those transmission activities include the operation and maintenance of: 138 Kilovolt (kV) looped system of transmission lines and connected substations near Stanton; 138 kV direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); 138 kV transmission lines located in South Texas; 345 kV transmission lines and connected substations in the Texas Panhandle; 345 kV transmission lines near Wichita Falls, Abilene and Brownwood, Texas; and a 345 kV transmission line from the eastern half of the North Edinburg substation to the Palmito substation in South Texas.

The Partnership was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas. On March 24, 2016, the Partnership transferred its ownership in SU FERC, L.L.C., a subsidiary of the Partnership, to its General Partner.

On March 18, 2016, Hunt Power, L.P. (HP), an affiliate of the Partnership, contributed GS Project Entity, L.L.C. (GSPE) to the partners of the Partnership (Partners). The Partners contributed their interests in GSPE to the Partnership. GSPE became a wholly owned subsidiary of the Partnership. On May 6, 2016, HP also contributed CV Project Entity, L.L.C. (CVPE) to the Partners. The Partners contributed their interests in CVPE to the Partnership. CVPE became a wholly owned subsidiary of the Partnership.

The Partnership leases most of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) under Master Lease Agreements. See Note 3.

(b)	Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by FERC and the Public Utility Counsel of Texas (PUCT) regulating its operations.

(c)	Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(d)	Recent Accounting Guidance

Recently Adopted Accounting Guidance

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Clarification of Certain Cash Receipts and Cash Payments. The objective of ASU 2016-15 is to eliminate the diversity in practice related to the classification of certain cash receipts and payments in the statement of cash flows by adding or clarifying guidance on eight specific cash flow issues. The new standard should be applied retrospectively to all periods presented, unless deemed impracticable, in which case prospective application is permitted. We adopted the new guidance on January 1, 2018 with no impact on our presentation of our cash flows.

In March 2017, the FASB issued ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715), the amendments of ASU No. 2017-07 require an entity to report the service cost component of net benefit costs in the same line item as other compensation costs arising from services rendered by the related employees during the applicable service period. The other components of net benefit cost are required to be presented separately from the service cost component and outside the subtotal of income from operations. Further, ASU No. 2017-07 prescribes that only the service cost component of net benefit costs is eligible for capitalization. The Partnership adopted the new guidance on January 1, 2018 with minimal impact on its financial position, results of operations or cash flows.

Recent Accounting Guidance Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 amended the existing accounting standard for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 is effective for periods beginning after December 15, 2019 with early adoption permitted. The new standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Partnership is currently evaluating the new guidance and the extent of the impact this standard may have on its financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for theses goods and services. The guidance supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09 is effective for periods beginning after December 15, 2018. The Partnership’s revenues from customers are tariff-based and are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. The new guidance does not change this pattern of recognition and therefore the adoption will not have an effect on the Partnership’s financial position, results of operations or cash flows.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(2)	Asset Exchange Transaction

On July 21, 2017, the Partnership and SDTS signed a definitive agreement (Definitive Agreement) with Oncor Electric Delivery Company LLC (Oncor) to exchange SDTS’s retail distribution assets and the Partnership’s general plant used in distribution operations for a group of Oncor’s transmission assets located in West and Central Texas and cash (the Asset Exchange Transaction). The Asset Exchange Transaction closed in November 2017 and, among other things, resulted in the Partnership exchanging $6.1 million of general plant and regulatory assets used for the retail distribution business net of liabilities at its carrying value with Oncor for approximately $6.1 million in cash. On November 9, 2017 Oncor paid Sharyland $6.9 million based on an estimate, and on February 24, 2018, Sharyland repaid $832,000.

SDTS exchanged approximately $403.0 million of net distribution assets for $383 million of transmission assets located in West and Central Texas, $18 million of net cash and a $2 million receivable from Oncor as of December 31, 2017.

The Partnership leases these transmission assets from SDTS and operates them under an amended certificate of convenience and necessity (CCN). The Partnership no longer leases the distribution assets transferred to Oncor. SDTS will continue to own and lease to the Partnership certain substations related to its distribution assets, but the Partnership exited the retail distribution business. On October 13, 2017, the PUCT issued an order under Docket No. 47469 approving the Partnership, SDTS and Oncor’s joint Sale-Transfer-Merger application (STM).

Concurrently with the execution of the Definitive Agreement, the Partnership and SDTS entered into an agreement (Rate Case Dismissal Agreement) with certain parties to their pending rate case under Docket No 45414 (Rate Case), which resulted in the dismissal of the Rate Case upon the completion of the asset exchange transaction with Oncor. On September 29, 2017, the PUCT issued an order dismissing the Rate Case contingent on PUCT approval of the STM and the closing of the Asset Exchange Transaction. For further information related to the Rate Case and the dismissal, see Note 13, Commitments and Contingencies - regulatory proceedings.

(3)	Leases

The Partnership leases most of its Transmission and all of its Distribution Substation (T&D) assets from SDTS, a related party, under five Master Lease Agreements (MLA). See Regulatory Proceedings on Note 13, Commitment and Contingencies, leases. Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the MLAs, the Partnership is responsible for the maintenance and the operation of the T&D assets and for compliance with all regulatory requirements of the PUCT, FERC, and any other regulatory entity with jurisdiction over the T&D assets. The MLAs obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets. The MLAs are subject to failed sale-leaseback accounting. See Note 4.

The MLAs, as amended, expire at various dates from December 31, 2019 through December 31, 2022. Each agreement includes annual base payments while all but two agreements include additional payments, based on an agreed upon percentage of revenue earned by the Partnership, as defined in the MLAs, in excess of annual specified breakpoints. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The Partnership made fixed lease payments during the periods presented as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Fixed Lease Payments	$45,807	$40,764	$91,201	$81,345

The Partnership’s MLAs include a rent validation mechanism after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership made additional fixed payments of approximately $346,000 and $334,000 on March 28, 2018 and March 22, 2017, respectively, associated with the years ended December 31, 2017 and 2016, respectively.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the MLAs. The Partnership was in compliance with all such covenants as of June 30, 2018 and December 31, 2017.

Future minimum lease payments in accordance with these MLAs are as follows:

(In thousands)	Total
Year Ending December 31:
2018 - Q3 and Q4	95,259
2019	193,655
2020	182,099
2021	8,576
2022 and Thereafter	4,460
Total future minimum lease payments	$484,049

(4)	Failed Sale-Leaseback – Financing Obligation

The Partnership leases most of its T&D assets from SDTS, a related party. SDTS has legal title to such T&D assets under lease. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all MLAs, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations, are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.7 billion is included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of June 30, 2018 and December 31, 2017, respectively. Approximately $32.9 million and $29.6 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of June 30, 2018 and December 31, 2017, respectively.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The Partnership recorded interest on failed sale-leaseback (financing) in interest expense, net as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Failed sale-lease back interest expense
Fixed portion of failed-leaseback interest	$38,524	$30,224	$74,134	$59,798
Variable portion of failed-leaseback interest	1,836	6,564	3,761	12,692
Failed sale-lease back interest expense	$40,360	$36,788	$77,895	$72,490

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounted for lease payments to the lessor as a reduction of its financing obligation. Payments made on the long-term financing obligation were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Payments on long-term financing obligation	$7,186	$10,303	$15,084	$20,078

Future payments of the financing obligation as of June 30, 2018 are as follows:

Total
Year Ending December 31:
2018 - Q3 and Q4	$16,161
2019	33,360
2020	28,540
2021	6,982
2022	1,264
Thereafter	1,560,137
Total financing obligation	1,646,444
Less: current portion of financing obligation	(32,917)
Leased system under construction obligation	43,640
Lease deferral (Note 7)	23,793
Long-term lease obligation	$1,680,960

The Partnership recorded depreciation expense related to the assets accounted for in accordance with failed sale-leaseback as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Failed sale-lease back depreciation expense	$7,889	$8,821	$15,479	$17,449

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(5)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at June 30, 2018 and December 31, 2017 are as follows:

	June 30,	December 31,
(In thousands)	2018	2017
Property, plant and equipment
Leased system	$1,853,830	$1,757,327
Transmission plant	262,399	262,465
General plant	8,531	10,977
	2,124,760	2,030,769

Construction Work in Progress:
Leased system under construction	43,640	109,697
Transmission plant under construction	6,178	2,231
General plant under construction	645	1,162
	50,463	113,090
Other	293	293
Total Property, plant and equipment	2,175,516	2,144,152
Accumulated Depreciation - Leased system	(209,621)	(194,142)
Accumulated Depreciation - Transmission plant	(6,449)	(4,903)
Accumulated Depreciation - General plant	(1,569)	(2,714)
Property, Plant, and Equipment - net	$1,957,877	$1,942,393

See Note 2 in regards to the asset exchange transaction.

See Note 4 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, computer hardware, software, and vehicles.

(6)	Deferred Charges – Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process. The table below provides detail of deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017.

		June 30, 2018			December 31, 2017
		Gross		Net	Gross		Net
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In thousands)	Period	Amount	Amortization	Amount	Amount	Amortization	Amount
Deferred costs recoverable in future years
Deferred financing costs	(a)	$5,763	$(4,106)	$1,657	$5,763	$(3,504)	$2,259
Inception operating costs	(b)	23,793	—	23,793	23,793	—	23,793
Rate case costs	(c)	13,417	(4,998)	8,419	13,324	(4,998)	8,326
Study costs/Transition to competition	(d)	5,918	(2,707)	3,211	5,918	(2,610)	3,308
Transition cost	(e)	14,100	(4,238)	9,862	6,369	—	6,369
Deferred Overhead		104	—	104	—	—	—

Net Deferred Charges - Regulatory Assets		$63,095	$(16,049)	$47,046	$55,167	$(11,112)	$44,055

(a)	Amortized over the length of the related loan.
(b)	Amortization period is anticipated to be established in a future rate case.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(c)	$5.0 million was recovered through May 2017. The recovery period for the $8.4 million is anticipated to be established in 2018 in rate case expense Docket No. 45979.
(d)

$2.0 million was recovered through December 2017. $0.9 million will be recovered through April 2019 and the Partnership anticipates establishing the recovery period for the remaining $3.0 million in a future rate case.

(e)	This amount began to be recovered in January 2018 and is expected to be fully receoverd in 2019.

Deferred financing costs included in net deferred charges – regulatory assets consist of debt issuance costs incurred in connection with the construction credit agreements associated with GSPE and CVPE. These assets are classified as regulatory assets and amortized over the length of the related loan. These costs will be included in the costs of debt in connection with a future rate case.

The inception operating costs of approximately $23.8 million at June 30, 2018 and December 31, 2017 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. The right to benefit from the inception operating costs was transferred to SDTS. Consequently, due to the failed sale-leaseback accounting treatment, the Partnership has recorded a corresponding liability in financing obligation.

See Note 13, Commitments and Contingencies – Regulatory proceedings for information regarding the the rate case Docket.

Regulatory Liabilities

Regulatory liabilities represent probable future reduction in rates due to the over-recovery of costs from customers through the regulatory ratemaking process.

The Partnership’s regulatory liability related to cost of removal is established through depreciation rates and represents the amount that the Partnership expects to incur in the future. The regulatory liability is recorded as long-term liability net of actual removal costs incurred.

With the passage of the Tax Cuts and Jobs Act (TCJA), the PUCT ordered electric utilities in Texas to record a regulatory liability for the balance of excess accumulated deferred income taxes (Excess ADFIT) that now exists because of the decrease in the Federal Income Tax rate from 35% to 21%. The Partnership will continue to assess the amount of the regulatory liability and expects that amortization of the regulatory liability will be determined in the Partnership’s next base rate proceeding to be filed in 2020. The regulatory liability is expected to lower future customer rates over a future period to be determined by the PUCT.

The carrying amount of the regulatory liabilities as of June 30, 2018 and December 31, 2017 are as follows:

	Amortization
	period	June 30,	December 31,
(In thousands)	Ends	2018	2017
Postretirement benefits costs	(a)	$2,701	$2,701
Postretirement benefits collections	(b)	5,806	5,765
Estimated net removal costs	(c)	5,163	3,892
Provision in lieu of Excess ADFIT	(b)	1,205	1,205
Regulatory liabilities		$14,875	$13,563

(a)	This item represents liabilities recorded in accordance with postretirement benefits accounting standards.
(b)	The amortization of this item is anticipated to be established in a future rate case.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(c)	For regulatory purposes, this balance will be part of accumulated depreciation. In future rate cases, this balance will be taken into account when determing the appropriate rates.
(7)	Related-Party Transactions

The Partnership made payments associated with the lease of some of its T&D assets to SDTS as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Lease payments	$47,346	$46,709	$96,309	$92,880

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment, contracted services, direct labor, materials and supervision associated with its existing asset build out on the T&D assets from SDTS as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Asset build out payments received	$18,775	$43,630	$31,560	$93,824

Asset build out costs are included on the Consolidated Balance Sheets under property, plant and equipment - net.

On February 12, 2015, the Partnership entered into a subordinated and unsecured loan agreement of $10.0 million with Loyal Trust No. 1 (LT1), a related party, as amended on, February 16, 2018. The promissory note matures on December 31, 2019. The revolving promissory note accrues interest at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. As of June 30, 2018 and December 31, 2017, the Partnership had no amount outstanding on the subordinated note.

No interest expense was incurred on the subordinated note during the three and six month periods ended June 30, 2018. The interest expense and fees on the subordinated note were approximately $60,000 and $100,000 during the three and six months ended June 30, 2017, respectively.

The Partnership leases office space for its Dallas location from an affiliate through a contractually agreed upon lease amount. Charges for the lease are included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Lease office expense	$41	$87	$85	$172

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon hourly rates and set amounts for infrastructure support. Charges for such services are included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2018	2017	2018	2017
Infrastructure support services	$1,387	$498	$1,992	$1,232

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Accrued fees related to these charges are included in due to affiliates on the Partnership’s Consolidated Balance Sheets and were approximately $1.3 million and $763,000 as of June 30, 2018 and December 31, 2017, respectively.

(8)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(9)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank, as amended on, December 10, 2014. On August 11, 2017, the credit facility was amended and extended to increase the commitment to $10.0 million and extend the term. The credit facility accrues interest on the outstanding balance at the Prime Rate. At June 30, 2018, the Prime Rate was at 5.0%. In addition to the interest on the outstanding balance, commitment fees accrue at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on August 11, 2019.

As of June 30, 2018 the Partnership had $6.0 million on the revolving credit facility. As of December 31, 2017, the Partnership had no amount outstanding on the revolving credit facility. The interest expense and fees for the revolving credit facility were approximately $38,000 and $57,000 during the three and six months ended June 30, 2018, respectively. The interest expense and fees for the revolving credit facility were approximately $51,000 and $86,000 during the three and six months ended June 30, 2017, respectively.

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of June 30, 2018 and December 31, 2017, respectively.

(10)	Long-Term Debt

(In thousands)	Maturity Date	June 30, 2018			December 31, 2017
CVPE
Fixed Rate Notes - $23.5 million	January 15, 2020	$23,500	3.58%		$23,500	3.58%
Term Loan - $82.5 million	January 15, 2020	78,891	3.73%	*	79,922	3.32%	*
GSPE
Term Loan - $57.2 million	October 31, 2019	54,698	3.73%	*	55,413	3.32%	*
Total long-term debt		157,089			158,835
Less: current portion of long-term debt		3,493			3,493
Long-term debt		$153,596			$155,342

*	Interest based on LIBOR plus an applicable margin

Senior Secured Credit Facilities – On January 15, 2015, in conjunction with the acquisition, CVPE entered into a construction-term loan agreement consisting of a $106.5 million construction term loan syndicated to five banks and a $23.5 million senior secured note issued to Prudential Insurance Company of America and affiliates (Fixed Rate Notes). The senior secured credit facilities and Fixed Rate Notes are collateralized by the CVPE assets.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The CV Project was placed in service June 10, 2016 and the new transmission cost of service (TCOS) rate that included the CVPE assets was approved on September 22, 2016 by the PUCT. On November 30, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $82.5 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The outstanding borrowing under the term loan at June 30, 2018 and December 31, 2017 was $78.9 million and $79.9 million, respectively.

As of June 30, 2018 and December 31, 2017, the Fixed Rate Notes had a principal balance of $23.5 million, respectively. Interest is payable quarterly at a rate of 3.58% per annum. The Fixed Rate Notes and the term loan mature on January 15, 2020 and do not provide for any principal payments.

The construction-term loan agreement and senior secured notes contain certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. CVPE was in compliance with all debt covenants for the construction-term loan agreement at June 30, 2018 and December 31, 2017.

On March 31, 2015, GSPE entered into a construction-term loan agreement of $84.0 million syndicated to three banks. The senior secured credit facilities are collateralized by GSPE’s assets.

The GS Project was placed in service in March 29, 2016 and the new TCOS rate that included the GSPE assets was approved on June 13, 2016 by the PUCT. On October 31, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $57.2 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The term loan will mature on October 31, 2019. The outstanding borrowing under the term loan at June 30, 2018 and December 31, 2017 was $54.7 million and $55.4 million, respectively.

The construction-term loan agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. GSPE was in compliance with all debt covenants for the construction-term loan agreement at March 31, 2018 and December 31, 2017.

Future maturities of the total long-term debt as of June 30, 2018 are as follows:

(In thousands)	Total
Year Ending December 31:
2018	$1,747
2019	56,045
2020	99,297
$157,089

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(11)	Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs.

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. FASB guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this item is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset (liability) as these expenses are probable of future recovery.

(12)	Fair Value of Financial Instruments

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, the Partnership is required to assess the fair value of its financial instruments and disclose the level of inputs used for that estimate set forth in ASC 820.

The carrying amounts of the Partnership’s cash and cash equivalents, due to and from affiliates, and accounts payable approximate fair value due to the short-term nature of these assets and liabilities.

As of June 30, 2018 and December 31, 2017, the Partnership had approximately $133.6 million and $135.3 million, respectively, of borrowings under the construction-term loans which accrued interest under a floating rate structure. Accordingly, the carrying value of such indebtedness approximated the fair value for the amounts outstanding.

The Partnership also had borrowings totaling $23.5 million under senior secured notes with a rate of 3.58% per annum as of June 30, 2018 and December 31, 2017. The fair value of these borrowings is estimated using discounted cash flow analysis based on current market rates.

Financial instruments, measured at fair value as defined by ASC 820, by level within the fair value hierarchy were as follows:

	Carrying	Fair Value
(In thousands)	Value	Level 1	Level 2	Level 3
June 30, 2018
Long-term debt	$157,089	$—	$156,772	$—

December 31, 2017
Long-term debt	158,835	—	158,673	—

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(13)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $200,000 and $279,000 during the three and six months ended June 30, 2018, respectively.

The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of June 30, 2018:

(In thousands)	Total
Year Ending December 31:
2018 - Q3 and Q4	$264
2019	305
2020	283
2021	277
Thereafter	—
$1,129

Regulatory proceedings

On April 29, 2016, the Partnership filed a system-wide rate proceeding with the PUCT to update its rates (April Rate Case Filing). Pursuant to a restructuring order issued by the PUCT in 2008 allowing the Partnership and SDTS to utilize a REIT structure, the April Rate Case Filing was prepared using the audited books and records of both Sharyland and SDTS and proposed rates to be set on a combined basis. However, as a result of a preliminary order issued by the PUCT in October 2016, Sharyland and SDTS filed an amended rate case application and rate filing packages (December Rate Case Filing) on December 30, 2016 with the PUCT, which superseded the April Rate Case Filing. On September 29, 2017, the PUCT issued an order dismissing the December Rate Case filing contingent on PUCT approval of the STM and the closing of the asset Exchange Transaction. See Note 2, Asset Exchange Transaction for additional information regarding the asset exchange transaction.

In the interim, the Partnership reduced its base distribution rates by approximately 10% for its residential customers in its Stanton, Brady, and Celeste (SBC) service territories in accordance with the regulatory order issued on July 27, 2017 in Docket No. 45414. The recorded regulatory asset was transferred to Oncor in connection with the Asset Exchange Transaction. See Note 2, regarding the Asset Exchange Transaction.

On October 13, 2017, the PUCT issued an order approving the STM for the Asset Exchange Transaction and granting SDTS a CCN to continue to own and lease its assets to the Partnership. Also on October 13, 2017, the PUCT issued an order approving the settlement of Oncor’s rate case in Docket No. 46957 contingent on the closing of the asset exchange transaction. The PUCT’s approval of the STM and Oncor’s rate case settlement were both conditions to the closing of the asset exchange transaction.

Once the December Rate Case filing dismissal became effective, the Partnership and SDTS continued operating under their existing regulatory structure, and the current regulatory parameters remain in place until the next rate case, including an allowed return on equity of 9.7%, a capital structure of 55% debt and 45% equity and a cost of debt of 6.73%. The Partnership and SDTS will be required to file a new rate case in the calendar year 2020 with a test year ending December 31, 2019.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

On February 27, 2018, the Partnership filed an update to its transmission cost of service rates under Docket No. 47649 in order to reflect an income tax allowance at the new 21% corporate federal income tax rate, due to the enactment of the TCJA. The Partnership has historically incorporated an income tax allowance in its MLAs at a 35% corporate federal income tax, and the Partnership’s existing lease supplements with SDTS reflect this assumption.

On February 6, 2018, Sharyland filed its request to recover the rate case expenses incurred in Docket’s No. 45414, 41723 and 42699. The amount requested included $7.9 million of expenses incurred by Sharyland and $0.47 million incurred by the municipalities within Sharyland’s service territory who intervened in Docket No. 45414. This case is scheduled for hearing before the PUCT on August 8, 2018.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(14)	Supplemental Cash Flow Information

Supplemental cash flow information and non-cash investment and financing activities for the six months ended June 30 are as follows:

(In thousands)	2018	2017
Supplemental cash flow information
Cash paid for interest	$83,773	$75,284
Cash paid for margin taxes	1,647	1,540

Non-cash investing and financing activities
Right of way additions to property, plant and equipment	—	407
Financing obligation incurred	30,446	70,467
Change in accrued additions to property, plant and equipment	824	1,657
Property, plant and equipment - net transferred to deferred charges - regulatory assets	1,590	—
Allowance for funds used during construction - debt	58	—

(15)	Subsequent Events

On July 18, 2018, the Partnership repaid $6.0 million under its revolving credit facility with Amegy Bank. The credit facility accrues interest on the outstanding balance at the Prime Rate of 5.0%.

The Partnership has evaluated subsequent events from the Balance Sheet date through July 26, 2018, the date at which the Financial Statements were made available to be issued, and determined there are no other items to disclose.